

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2025

Anna T. Chew
Chief Financial Officer
UMH Properties, Inc.
3499 Route 9, Suite 3C
Freehold, NJ 07728

> **Re: UMH Properties, Inc.**
> **Form 10-K for the year ended December 31, 2024**
> **File No. 001-12690**

Dear Anna T. Chew:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction